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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                ----------------
                                  TELLIUM, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                                ----------------

          Options to Purchase Common Stock, Par Value $0.01 Per Share,
                  Having an Exercise Price of More Than $13.00
                         (Title of Class of Securities)

                                ----------------
                                   87967E 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                ----------------

               Harry J. Carr, Chairman and Chief Executive Officer
                                  Tellium, Inc.
                                2 Crescent Place
                        Oceanport, New Jersey 07757-0901
                                 (732) 923-4100

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                                 Lanae Holbrook
                                Lawrence R. Bard
                    Fried, Frank, Harris, Shriver & Jacobson
                          1001 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 639-7000

                            CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
         Transaction valuation*                Amount of filing fee
--------------------------------------------------------------------------------
         $3,863,669                            $355.46
--------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 14,810,195 shares of common stock of Tellium, Inc. having an aggregate value of $3,863,669 as of July 25, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee,

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calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of
1934, as amended, and Fee Rate Advisory No. 8 of 2002 issued by the Securities and Exchange Commission on January 16, 2002, equals 0.0092% of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid: Not applicable.              Form or Registration No.: Not applicable.
Filing party: Not applicable.                        Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

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         Unless the context requires otherwise, references in this Schedule TO to "Tellium," "we," "us," "our," and "ours" mean Tellium, Inc. and the subsidiaries through which it operates.

Item 1.  Summary Term Sheet.

         The information set forth under the heading "Summary Term Sheet" in the offer to exchange, dated August 1, 2002, attached as Exhibit (a)(1), is incorporated herein by reference.

Item 2.  Subject Company Information.

         (a) The name of the issuer is Tellium, Inc., a Delaware corporation, and the address of its principal executive office is 2 Crescent Place, Oceanport, NJ 07757-0901, (732) 923-4100. The information set forth in the offer to exchange under Section 9 ("Information About Tellium, Inc.") is incorporated herein by reference.

         (b) This tender offer statement on Schedule TO relates to an offer by Tellium to its employees to exchange, for compensatory purposes, all outstanding stock options with an exercise price of $2.14 or more per share for a new grant. One-tenth (1/10th) of the new grant will consist of share awards of our common stock (rounded up to the nearest whole share) and nine-tenths (9/10ths) of the new grant will consist of new options exercisable for shares of our common stock (rounded down to the nearest whole share), in each case subject to adjustments for any stock splits, stock dividends and similar events. The eligible options may be options outstanding under our Amended and Restated 1997 Employee Stock Incentive Plan, 2001 Stock Incentive Plan or Amended and Restated Special 2001 Stock Incentive Plan. We are making this offer upon the terms and subject to the conditions described in the offer to exchange and the related letter of transmittal, attached as Exhibit (a)(1) and (a)(2) respectively. Employees can only participate in this offer if they: (1) hold eligible options, (2) are an employee of Tellium or one of its U.S. subsidiaries on the date the offer is made, (3) continue to be an employee of Tellium on the date this offer expires and (4) have not received a notice of termination of employment on or before the date this offer expires.

         All of our stock incentive plans are considered employee benefit plans as defined in Rule 405 under the Securities Act of 1933. As of July 25, 2002, there were options to purchase 14,810,195 shares of our common stock outstanding and eligible to participate in this offer. The information set forth in the offer to exchange under Section 1 ("Number of Share Awards and New Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Share Awards and Grant of New Option") and Section 8 ("Source and Amount of Consideration; Terms of Share Awards and New Options") is incorporated herein by reference.

         (c) The information set forth in the offer to exchange under Section 7 ("Price Range of Common Stock Underlying the New Options") is incorporated by reference.

Item 3.  Identity and Background of Filing Person.

         (a) The information set forth under Item 2(a) above and in Schedule A of the offer to exchange ("Information About the Directors and Executive Officers of Tellium, Inc.") is incorporated herein by reference.

Item 4.  Terms of the Transaction.

         (a) The information set forth in the offer to exchange under "Summary Term Sheet," Section 1 ("Number of Share Awards and New Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Share Awards and Grant of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Share Awards and New Options"), Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"),
Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

         (b) The information set forth in the offer to exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and Arrangements.

         (e) The information set forth in the offer to exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 6.  Purposes of the Transaction and Plans or Proposals.

         (a) This offer is being conducted for compensatory purposes as described in the offer to exchange. The information set forth in the offer to exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

         (b) The information set forth in the offer to exchange under Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Share Awards and Grant of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

         (c) The information set forth in the offer to exchange under Section 9 ("Information About Tellium, Inc.") is incorporated herein by reference.

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth in the offer to exchange under Section 8 ("Source and Amount of Consideration; Terms of Share Awards and New Options") and Section

15 ("Fees and Expenses") is incorporated herein by reference.

         (b) The information set forth in the offer to exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

         (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

         (a) The information set forth in the offer to exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

         (b) The information set forth in the offer to exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

Item 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a)  Not applicable.

Item 10. Financial Statements.

         (a) The information set forth in the offer to exchange under Section 9 ("Information About Tellium, Inc.") and Section 16 ("Additional Information") and on pages F-1 through F-20 of Tellium's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and pages 3 through 7 of Tellium's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 is incorporated herein by reference.

         (b) Not applicable.


Item 11. Additional Information.

         (a) The information set forth in the offer to exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)  Not applicable.


Item 12. Exhibits.

         (a)(1)   Offer to Exchange, dated August 1, 2002.

         (a)(2)   Form of Letter of Transmittal.

         (a)(3)   Form of Cover Letter to Eligible Option Holders.

         (a)(4)   Form of Letter to Tendering Option Holders.

         (a)(5)   Form of Notice of Withdrawal.

         (a)(6)   Form of E-mail Confirmation.

         (a)(7) Tellium, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

         (b)      Not applicable.

         (d)(1) Tellium, Inc. Amended and Restated 1997 Employee Stock Incentive Plan. Filed with the Securities and Exchange Commission on the Registration Statement filed on Form S-1, Registration No. 333-46362.

         (d)(2) Tellium, Inc. 2001 Stock Incentive Plan. Filed with the Securities and Exchange Commission on the Registration Statement filed on Form S-1/A, Registration No. 333-46362.

         (d)(3) Tellium, Inc. Amended and Restated Special 2001 Stock Incentive Plan.

         (d)(4)   Form of Share Award Agreement.

         (d)(5)   Form of Option Agreement.

         (d)(6)   Form of Repurchase Agreement.

         (d)(7) Form of Repurchase Agreement between Tellium, Inc. and Harry J. Carr, dated as of June 19, 2002.

         (d)(8)   Form of Non-Competition Agreement.

         (d)(9) Form of Non-Competition Agreement between Tellium, Inc. and Harry J. Carr, dated as of June 19, 2002.

         (d)(10)  Form of Amendment No.1 to Purchase Money Promissory Note.

         (g)      Not applicable.

         (h)      Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a)      Not applicable.






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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                            TELLIUM, INC.

                                                /s/ Harry J. Carr
                                            By: __________________
                                            Harry J. Carr
                                            Chairman and Chief Executive Officer

Date: August 1, 2002

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